THE MILESTONE FUNDS

RULE 12b-1 PLAN

FOR PAYMENT OF CERTAIN EXPENSES

FOR DISTRIBUTION OR SHAREHOLDER SERVICING

ASSISTANCE

A Plan (the “Plan”) pertaining to the Shares of the Treasury Obligations Portfolio (the “Fund”), a series of The Milestone Funds, a Delaware statutory trust (the “Trust”), and an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), adopted pursuant to Section 12(b) of the 1940 Act and Rule 12b-1 promulgated thereunder (“Rule 12b-1”).  Appendix A to this Plan (as such Appendix may be amended from time to time) details the classes of Shares to which this Plan pertains.

1.

Principal Underwriter.  ALPS Mutual Fund Services, Inc. (“the Distributor”), acts as the principal underwriter of the Fund’s Shares pursuant to a Distribution Agreement with the Trust.  Milestone Capital Management, LLC (the “Investment Advisor”), acts as the Fund’s investment adviser pursuant to an Investment Advisory Agreement with the Trust.

2.

Distribution Payments.  (a)  The Fund either directly or through the Investment Advisor, may make payments periodically (i) to the Distributor or to any broker-dealer (a “Broker”) who is registered under the Securities Exchange Act of 1934 and a member in good standing of the National Association of Securities Dealers, Inc. and who has entered into a selected dealer agreement with the Distributor, (ii) to other persons or organizations (“Servicing Agents”) who have entered into shareholder processing and service agreements with the Trust on behalf of the Fund, the Investment Advisor or the Distributor, regarding Shares of the Fund owned by shareholders for which such broker is the dealer or holder of record or such servicing agent has a servicing relationship, or (iii) for expenses associated with distribution of Fund Shares, including the compensation of the sales personnel of the Distributor.

(b)

The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor and the Investment Advisor, subject to approval by the Board of Trustees of the Trust (the “Board”).  Appendix A to this Plan (as such Appendix may be amended from time to time) details the fees to be paid pursuant to this Plan.

(c)

Payments may also be made for any advertising and promotional expenses relating to selling efforts, including but not limited to the incremental costs of printing prospectuses, statements of additional information, annual reports and other periodic reports for distribution to persons who are not shareholders of the Fund; costs of preparing and distributing any other supplemental sales literature; costs of radio, television, newspaper and other advertising; telecommunications expenses, including the cost of telephones, telephone lines and other communications equipment, incurred by or for the Distributor in carrying out its obligations under the Distribution Agreement.

(d)

The aggregate amount of all payments by the Fund in any fiscal year, to the Distributor, Brokers, Servicing Agents and for advertising and promotional expenses pursuant to paragraphs (a), (b), (c) of this Section 2 shall not exceed the amounts detailed in Appendix A attached hereto (as such Appendix may be amended from time to time), expressed as a percentage of the average daily net assets attributable to the relevant Share classes of the Fund on an annual basis for such fiscal year, or such lesser amounts as determined appropriate.  The Plan will only make payments for expenses actually incurred on a first-in, first-out basis.  The amount of expenses incurred in any year may not exceed the rate of reimbursement set forth in the Plan.  The unreimbursed amounts may be recovered through future payments under the Plan.  Carry-over amounts are not limited in the number of years they may be carried forward.  If the Plan is terminated in accordance with its terms, the obligations of the Fund to make payments pursuant to the Plan will cease and the Fund will not be required to make any payments past the date the Plan terminates.

3.

Reports.  Quarterly, in each year that this Plan remains in effect, the Trust’s Principal Financial Officer shall prepare and furnish to the Board a written report, complying with the requirements of Rule 12b-l, setting forth the amounts expended by the Fund under the Plan and purposes for which such expenditures were made.

4.

Approval of Plan.  With respect to a class of Fund Shares, this Plan shall become effective upon approval of the Plan, the form of Selected Dealer Agreement and the form of Shareholder Servicing Agreement in accordance with Rule 12b-1.

5.

Term.  This Plan shall remain in effect for one year from its adoption date and may be continued thereafter if this Plan and all related agreements are approved at least annually by a majority vote of the Trustees, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on such Plan and agreements.  This Plan may not be amended in order to increase materially the amount to be spent for distribution assistance without shareholder approval in accordance with Section 4 hereof.  All material amendments to this Plan must be approved by a vote of the Board, and of the Qualified Trustees (as hereinafter defined), cast in person at a meeting called for the purpose of voting thereon.

6.

Termination.  With respect to a class of Fund Shares, this Plan may be terminated at any time by a majority vote of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Qualified Trustees”) or by vote of a majority of the “outstanding voting securities” (as defined in the 1940 Act) of the relevant class of Fund Shares.

7.

Nomination of “Disinterested” Trustees.  While this Plan shall be in effect, the selection and nomination of the “disinterested” Trustees of the Trust shall be committed to the discretion of the Qualified Trustees then in office.

8.

Miscellaneous.  (a)  Any termination or non-continuance of: (i) a Selected Dealer Agreement between the Distributor and a particular Broker; or (ii) a Shareholder Servicing Agreement between the Investment Advisor or the Trust on behalf of the Fund and a particular person or organization; shall have no effect on any similar agreements between Brokers or other persons and the Fund, the Investment Advisor or the Distributor pursuant to this Plan.

(b)

Neither the Distributor, the Investment Advisor nor the Fund shall be under any obligation because of this Plan to execute any Selected Dealer Agreement with any Broker or any Shareholder Servicing Agreement with any person or organization.

(c)

All agreements with any person or organization relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 6 hereof.

Appendix A to the Milestone Funds Rule 12b-1 Plan

Share Class	Maximum Rule 12b-1 Fee*
Administrative Shares	0.75%
Premium Shares	0.35%
Service Shares	0.50%

__________________

*

Expressed as a percentage of the average daily net assets attributable to the relevant Share class of the Fund on an annual basis,

Effective as of August 25, 2006